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                  [LETTERHEAD OF DREW INDUSTRIES INCORPORATED]

                                                                     May 1, 2000

To Our Stockholders:

     Drew Industries Incorporated (the "Company") is offering to purchase up to 500,000 shares of its common stock (the "Shares") from existing stockholders. The purchase price will be $8.00 per Share. The Company is conducting the offer through a procedure commonly referred to as an "Issuer Self-Tender Offer." This procedure allows the Company to purchase its Shares at a pre-determined price, in accordance with the terms of the offer.

     Any stockholder whose Shares are properly tendered directly to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, and purchased pursuant to the offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. If more than 500,000 Shares (or such greater number of Shares as the Company elects to purchase) are tendered, the Shares will be purchased on a pro rata basis from each stockholder who properly tendered their Shares, except that all Shares validly tendered by any stockholder who owns an aggregate of less than 100 Shares, and tenders all such Shares, will be purchased in their entirety prior to proration.

     The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     IF YOU HAVE ANY QUESTIONS REGARDING THE OFFER OR NEED ASSISTANCE IN TENDERING YOUR SHARES, PLEASE CONTACT CHASEMELLON SHAREHOLDER SERVICES, L.L.C., THE INFORMATION AGENT FOR THE OFFER, TOLL FREE AT (800) 550-8475.

     Neither the Company nor the Board of Directors of the Company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intend to tender Shares pursuant to the offer.

     The offer will expire at 5:00 p.m., New York City time, on Wednesday, May 31, 2000, unless extended by the Company.

                                          Very Truly Yours,

                                          Leigh J. Abrams
                                          President and Chief Executive Officer

Enclosures:

                         website: www.drewindustries.com
                             drew@drewindustries.com